Exhibit 99.1

NewsRelease

TransCanada Welcomes Approval of
Keystone XL Pipeline Route Through Nebraska

OMAHA, NEBRASKA – January 22, 2013 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) welcomed news today that Nebraska Governor Dave Heineman has approved the re-route of the proposed Keystone XL Pipeline through the state. The Governor’s approval comes after his review of the final evaluation report from the Nebraska Department of Environmental Quality (NDEQ) and is the last step in the reroute review process established by the Nebraska State legislature. The approved re-route now becomes part of the project’s Presidential Permit application with the U.S. Department of State, which was filed on May 4, 2012.

“Over the past year, we have been listening to Nebraskans as we worked to identify a new route for the Keystone XL Pipeline that avoided the Sandhills, protected sensitive areas and addressed as many concerns as possible,” said Russ Girling, TransCanada’s president and chief executive officer. “The NDEQ process has clearly taken into account the input from Nebraskans and today’s approval of the Nebraska re-route by Governor Heineman moves us one step closer to Americans receiving the benefits of Keystone XL – the enhanced energy security it will provide and the thousands of jobs it will create.

"The need for Keystone XL continues to grow stronger as North American oil production increases and having the right infrastructure in place is critical to meet the goal of reducing dependence on foreign oil,” concluded Girling. “Keystone XL is the most studied cross-border pipeline ever proposed, and it remains in America’s national interests to approve a pipeline that will have a minimal impact on the environment.”

The Governor’s letter to President Obama points out that the Nebraska Department of Environmental Quality final evaluation report made a number of important findings.  These findings include:

•	The preferred route avoids the area that is defined as the Nebraska Sandhills. This area was defined by state and other agencies in 2001 – long before a pipeline was considered.

•	Construction and operation of the Keystone XL Pipeline is expected to have “minimal environmental impacts in Nebraska.”

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Construction of Keystone XL will result in $418.1 million in economic benefits and support up to 4,560 new or existing jobs in Nebraska. The project will generate $16.5 million in taxes from pipeline construction materials and is expected to yield up to $13 million in local property tax revenues in its first full year of valuation.

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Normal operation of the pipeline is expected to have no effect on ground or surface water quality or use along the pipeline route in Nebraska. In the unlikely event of a spill from the pipeline, impacts on water resources would be localized and would not impact the Ogallala Aquifer as a whole.

•	TransCanada will implement a detailed Emergency Response Plan for Keystone XL and is responsible for cleanup, remediation and compensation related to oil released from the pipeline.

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The 57 special conditions TransCanada has agreed to adopt for the construction, operation and maintenance of Keystone XL will make it safer than typical pipelines built in the U.S. and will result in “more rigorous adherence to industry standards.” The special conditions include burying the pipeline deeper underground, installing a higher number of data sensors and remote controlled shut-off valves and increased inspections and maintenance. TransCanada will also use special techniques to reduce disturbance and enhance pipeline safety near wetlands, rivers, residential and commercial areas, steep terrain and fragile soils.

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The physical and chemical properties of crude oil transported in Keystone XL will be similar to the light and heavy crude oils already being transported safely in pipelines across the United States. TransCanada will provide local emergency responders with Material Safety Data Sheets for products contained in the pipeline immediately in the event of a spill.

This proposed oil pipeline will transport oil from Hardisty, Alberta and Baker, Montana before reaching delivery terminals in Steele City, Nebraska. Keystone XL is estimated to cost about $5.3 billion (US funds) to build and will support the creation of 9,000 jobs on the American portion of the pipeline and about 2,200 on the Canadian side. The projected in-service date for Keystone XL is late 2014 or early 2015, subject to approval of the company’s Presidential Permit application.

In addition to the company’s work on Keystone XL, TransCanada began construction on the Gulf Coast Pipeline Project in August 2012. Since work on this project began, TransCanada has employed about 4,000 skilled laborers, trades people, inspectors and project management specialists to build the pipeline from Cushing, Oklahoma to delivery points in the Houston and Nederland, Texas areas. The initial capacity of the Gulf Coast Pipeline will be 700,000 barrels of oil per day, with the ability to increase to 830,000 barrels per day. The company expects that the Gulf Coast Pipeline will go into commercial service in late 2013.

Since the original Keystone Pipeline began operating in 2010, it has safely delivered more than 350 million barrels of oil to refineries in the U.S. Midwest. Long-term commercial contracts remain in place for Keystone XL, which is designed to carry about 830,000 barrels of oil per day from Alberta, Montana, North Dakota and South Dakota to Steele City, Nebraska.

o	Nebraska Department of Environmental Quality report

o	Nebraska Governor’s Route Approval

o	TransCanada’s Presidential Permit application

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522